Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Millennium Pharmaceuticals, Inc. is the direct beneficial owner of 5,955,534 shares of the Issuer’s Common Stock and Takeda Ventures, Inc. is the direct beneficial owner of 57,224 shares of the Issuer’s Common Stock. Millennium Pharmaceuticals, Inc. and Takeda Ventures, Inc. are each direct, wholly owned subsidiaries of Takeda Pharmaceuticals U.S.A. Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (72.70%) and Takeda Pharmaceuticals International AG (27.3%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.